SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 5)

                                ACTEL CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   004934 10 5
                                 (CUSIP Number)


                         Texas Instruments Incorporated
                        8505 Forest Lane, Mail Stop 8658
                               Dallas, Texas 75243
                          Attention: Richard J. Agnich
                                 (972) 480-5050
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                February 22, 1999
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].


                         (Continued on following pages)

                               (Page 1 of 4 Pages)


DA1:\163200\01\3HXC01!.DOC\77228.0010

-------------------------------------------------                     ----------------------------------
CUSIP No. 004934 10 5                                     13D                                Page 2
-------------------------------------------------                     ----------------------------------

--------- ----------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              TEXAS INSTRUMENTS INCORPORATED
--------- ----------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
               N/A
--------- ----------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------- ----------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                             [ ]

--------- ----------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------- ----------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             1,035,078
               BENEFICIALLY
                 OWNED BY                    ------- ---------------------------------------------------
                   EACH                      8       SHARED VOTING POWER
                 REPORTING
                  PERSON                             0
                   WITH                      ------- ---------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     1,035,078

                                             ------- ---------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     0
--------- ----------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,035,078
--------- ----------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                                 [ ]

--------- ----------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          4.9%
--------- ----------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------------------------------



                              (Page 2 of 4 Pages)

This Amendment No. 5 to Schedule 13D amends and supplements the Statement on
Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about November 7, 1995, as amended and restated by Amendment No. 1 filed with the SEC on April 8, 1997, and further amended by Amendment No. 2 filed with the SEC on April 10, 1997, and further amended by Amendment No. 3 filed with the SEC on August 28, 1997, and further amended by Amendment No. 4 filed with the SEC on September 15, 1997 (the "Schedule 13D"), by Texas Instruments Incorporated ("TI"). Unless otherwise indicated, capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) TI beneficially owns 1,035,078 shares of the Issuer Common Stock (representing approximately 4.9% of the outstanding shares of such class of securities).

         (b) TI has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 1,035,078 shares of Issuer Common Stock.

         (c) The following transactions in the Issuer Common Stock were effected by TI since the date of the event requiring the filing of the most recent amendment to the Schedule 13D:

             Date        No. of Shares      Sale/Purchase    Price per Share
             ----        -------------      -------------    ---------------
           12/17/97           25,000             Sale            $12.50
           1/20/99             5,000             Sale            $20.50
           1/20/99             3,000             Sale            $20.25
           1/20/99             3,000             Sale            $20.13
           1/20/99            24,000             Sale            $20.00
           1/26/99             6,000             Sale            $19.13
           1/26/99             2,500             Sale            $19.06
           1/26/99            41,500             Sale            $19.00
           2/17/99            10,000             Sale            $14.50
           2/22/99            97,500             Sale            $14.50
           2/22/99             2,500             Sale            $14.63
           2/24/99             5,000             Sale            $14.50
           2/25/99             2,000             Sale            $14.50
           2/26/99            14,500             Sale            $14.31
           2/26/99             2,000             Sale            $14.25
           2/26/99             1,500             Sale            $14.13
           2/26/99             3,500             Sale            $14.00
           2/26/99            93,000             Sale            $13.50

All of the above transactions were effected in brokers' transactions on the Nasdaq National Market pursuant to Rule 144 under the Securities Act of 1933, as amended. The price per share is the average price for the sale of such shares on the referenced date, excluding brokerage commissions.

         (d)      Not applicable.

         (e) On February 26, 1999, TI ceased to be the beneficial owner more than 5% of Issuer Common Stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



                              (Page 3 of 4 Pages)

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           TEXAS INSTRUMENTS INCORPORATED

          March 3, 1999                   By: /s/ William A. Aylesworth
         ---------------                      -------------------------------
               Date                            William A. Aylesworth
                                               Senior Vice President













                              (Page 4 of 4 Pages)